November 19, 2009

Mr. Mark Webb

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	First State Bancorporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-12487

Dear Mr. Webb,

We have received your follow up comments and questions regarding the above referenced filing dated November 4, 2009 and have prepared the following response. For your convenience, we have included the text of the Staff’s comments in this letter in bold text followed, in each case, by our response.

For 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Analysis of the Allowance for Loan Losses, page A-23

1.	We note your response to prior comment 1 in our letter dated September 28, 2009. Please tell us whether you have concluded the difference between the $7.4 million general reserve recorded at December 31, 2008 and the $6.1 million specific reserve that would have been recorded had you used your current specific reserve methodology is not material to your results of operations, balance sheet, or the allowance or allowance ratios for each of the annual and interim periods affected, including the quarter ended December 31, 2008, the year ended December 31, 2008 and the quarter ended March 31, 2009.

Response:

We have determined that the difference between the general reserve included in the allowance for impaired loans at March 31, 2009 and the specific reserve that would have been recorded had we used our current specific reserve methodology would have decreased the allowance for loan losses by $1.7 million. We have concluded that this

$1.7 million reduction in the allowance for loan losses at March 31, 2009 as well as the $1.3 million reduction in the allowance for loan losses at December 31, 2008 are not material to the results of our operations, balance sheet, or the allowance or allowance ratios for each of the annual and interim periods affected, including the quarter ended December 31, 2008, the year ended December 31, 2008 and the quarter ended March 31, 2009.

2.	We note your response to prior comments 1 and 2 in our letter dated September 28, 2009. Please revise future interim and annual filings, beginning with your Form 10-Q for the period ended September 30, 2009, to clearly disclose your current specific and general reserve methodology for impaired and non-impaired loans, respectively.

Response:

We have included footnote number 6, Allowance for Loan Losses from our Form 10-Q for the quarterly period ended September 30, 2009. This footnote contains the disclosure regarding our current specific and general reserve methodology. This footnote also contains disclosures to comply with the SEC’s Sample Letter Sent to Public Companies on MD&A Disclosure Regarding Provisions and Allowances for Loan Losses dated August 2009. This disclosure includes additional information regarding our real estate construction loans which are considered to be the loans in our portfolio with the highest risk of loss. Our disclosure includes information about loan type, geographic dispersion as well as impairment, delinquency, and charge off statistics. Our disclosure also includes our specific and general reserve methodology for impaired and non-impaired loans and our policies with regard to appraisals and the discounting of appraisals for deteriorating real estate markets.

6. Loans and Allowance for Loan Losses

Following is a summary of loans and non-performing loans by major categories:

	Loans		Non-Performing Loans
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
	(Dollars in thousands)
Commercial	$263,918	$356,769	$14,476	$4,493
Consumer and other	30,430	41,474	3,647	2,394
Real estate – commercial	893,463	1,172,952	55,801	10,912
Real estate – one to four family	203,749	270,613	18,748	9,540
Real estate – construction	725,707	896,117	135,949	90,938

Loans held for investment	2,117,267	2,737,925	228,621	118,277
Mortgage loans available for sale	8,525	16,664	—	—

Total loans	$2,125,792	$2,754,589	$228,621	$118,277

The Company’s loans are currently concentrated in New Mexico, Colorado, Utah, and Arizona. The loan portfolio is heavily concentrated in real estate at approximately 86%. Similarly, the Company’s potential problem loans are concentrated in real estate loans, specifically the real estate construction category. These real estate construction loans are considered to be the loans with the highest risk of loss. Real estate construction loans comprise approximately 34% of the total loans of the Company. Of the $726 million of real estate construction loans, approximately 39% are related to residential construction and approximately 61% are for commercial purposes or vacant land. Approximately 52% of our real estate construction loans are in New Mexico, approximately 21% are in Colorado, approximately 20% are in Utah and approximately 7% are in Arizona.

The following is a summary of the real estate construction loans by type:

	Construction Loans September 30, 2009 (Dollars in thousands)
	Total	% of Total	$ Impaired	% Impaired	$ Delinquent	% Delinquent	YTD Charge Offs Net of Recoveries
1-4 family vertical construction	$88,826	12%	$26,957	30.3%	$7,982	9.0%	$13,362
1-4 family lots and lot development	199,000	27%	51,944	26.1%	6,621	3.3%	23,092
Commercial owner occupied	21,657	3%	2,117	9.8%	—	—%	13
Commercial non-owner occupied (land development and vertical construction)	237,124	33%	29,547	12.5%	10,801	4.6%	6,718
Vacant land	179,100	25%	25,384	14.2%	8,591	4.8%	15,400

Total	$725,707	100%	$135,949	18.7%	$33,995	4.7%	$58,585

	Construction Loans December 31, 2008 (Dollars in thousands)
	Total	% of Total	$ Impaired	% Impaired	$ Delinquent	% Delinquent	YTD Charge Offs Net of Recoveries
1-4 family vertical construction	$179,918	20%	$34,207	19.0%	$10,551	5.9%	$4,067
1-4 family lots and lot development	239,471	27%	19,805	8.3%	6,874	2.9%	5,071
Commercial owner occupied	25,000	3%	196	0.8%	6,388	25.6%	38
Commercial non-owner occupied (land development and vertical construction)	263,754	29%	19,296	7.3%	13,784	5.2%	2,747
Vacant land	187,974	21%	17,434	9.3%	3,531	1.9%	1,080

Total	$896,117	100%	$90,938	10.1%	$41,128	4.6%	$13,003

The increase in non-performing loans relates to various small to medium sized loans. At September 30, 2009, the non-performing loans included approximately 340 borrower relationships. The largest borrower relationships are loans for acquisition and development of residential lots. The eight largest, with balances ranging from $5.5 million to $10.1 million, comprise $61.3 million, or 27%, of the total non-performing loans and have balances of $19.9 million in New Mexico, $10.1 million in Arizona, $7.9 million in Colorado, and $23.4 million in Utah. The specific allowance for loan losses on these loans totaled $3.9 million at September 30, 2009. These eight loans are collateralized by partially developed lots, developed lots and vertical construction. No other non-performing borrower relationship is greater than 3% of the total non-performing loans.

The allowance for loan losses is established through a provision for loan losses charged to operations as losses are estimated. Loan amounts determined to be uncollectible are charged-off to the allowance and recoveries of amounts previously charged-off, if any, are credited to the allowance.

The allowance for loan losses is that amount which, in management’s judgment, is considered adequate to provide for potential losses in the loan portfolio. In analyzing the adequacy of the allowance for loan losses, management uses a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of internal and external loan reviews.

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including contractual interest payments. When a loan has been identified as impaired, the amount of impairment is measured using cash flow of expected repayments discounted using the loan’s contractual interest rate or at the fair value of the underlying collateral less estimated selling costs when it is determined that the source of repayment is the liquidation of the underlying collateral.

We utilize external appraisals to determine the fair value of the collateral for all real estate related loans. For loans secured by other types of assets such as inventory, equipment, and receivables, the values are typically established based on current financial information of the borrower after applying discounts, usually 50% to 100% for stale dated financial information. Appraisals are obtained upon origination of real estate loans. Updated real estate appraisals are obtained at the time a loan is classified as a non-performing asset and determined to be impaired, unless a current appraisal is already on file. New appraisals for impaired loans are obtained annually thereafter or sooner if circumstances indicate that a significant change in value has occurred. Due to the potential for real estate values to change rapidly, appraised values for real estate are discounted to account for deteriorating real estate markets. These discounts consider economic differences that exist in the various markets we serve as well as differences experienced by type of loan and collateral and typically range from 0% to 30% depending on the circumstances surrounding each individual loan. A larger discount may be applied to stale dated appraisals where a current appraisal has been ordered but not yet received. Appraisals on other types of collateral, such as equipment, are also subject to discounting; however, only 5% of our non-performing loans as of September 30, 2009 are secured by collateral other than real estate.

The subjective portion of the allowance for loan losses, which is judgmentally determined, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. In calculating the subjective portion of the allowance for loan loss, we consider levels and trends in delinquencies, charge-offs and recoveries, changes in underwriting and policies, trends in volume and terms of loans, the quality of lending management and staff, national and local economic conditions, industry conditions, changes in credit concentrations, independent loan review results, and overall problem loan levels. The subjective factor for levels and trends in delinquencies is applied to all non-impaired delinquent loans and the subjective factor for levels and trends in charge-offs and recoveries is applied to all non-impaired classified loans. Subjective factors related to trends in volume and terms of loans, national and local economic trends, and industry conditions are applied to all non-impaired loans. Subjective factors related to changes in credit concentrations are applied to all non-impaired loans above an $8 million relationship level and changes in underwriting and policies are applied to all non-impaired loans below an $8 million relationship level. The subjective factor related to the quality of lending management and staff is applied to all non-impaired Colorado and Utah loans. The subjective factors for overall problem loan levels and independent loan review results are applied to all classified and special mention loans that are not impaired.

The following is a summary of changes to the allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES:	Nine months ended September 30, 2009	Year ended December 31, 2008	Nine months ended September 30, 2008
	(Dollars in thousands)
Balance beginning of period	$79,707	$31,712	$31,712
Allowance related to loans sold	(7,747)	—	—
Provision charged to operations	116,900	71,618	48,235
Loans charged-off	(75,812)	(25,587)	(13,095)
Recoveries	1,555	1,964	1,522

Balance end of period	$114,603	$79,707	$68,374

The increase in the provision for loan losses is due to increased non-performing assets and net charge-offs. The carrying value of impaired loans was approximately $228.6 million, $118.3 million and $101.5 million at September 30, 2009, December 31, 2008, and September 30, 2008, respectively. The specific reserve recorded on these loans was approximately $18.3 million, $16.2 million, and $5.1 million at September 30, 2009, December 31, 2008, and September 30, 2008, respectively.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that our proposed disclosures remain inadequate, additional information is still deemed necessary to better understand our disclosures, or if our response has generated additional comments, please contact me at (505) 241-7154 with any other questions.

Sincerely,

/s/ Christopher C. Spencer
Christopher C. Spencer
Chief Financial Officer
First State Bancorporation